

Mail Stop 3720

December 29, 2009

Mr. Cory Sindelar
Vice President and Chief Financial Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **Re: Ikanos Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed March 11, 2009**
> **And Documents Incorporated Therein by Reference**
> **File No. 000-51532**

Dear Mr. Sindelar:

We have completed our review of your filing and have no further comments at this time.

Sincerely,
/s

Larry Spirgel
Assistant Director